Pimi Agro Cleantech, Inc.
269 South Beverly Drive, Suite 1091
Beverly Hills, California 90212

September 24, 2009

BY EDGAR AND FAX

Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:	Pimi Agro Cleantech, Inc. Registration Statement on Form S- I File No. 333-158986

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Pimi Agro Cleantech, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 12:00 p.m., Eastern Time, on Tuesday, September 29, 2009, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PIMI AGRO CLEANTECH, INC.

By:	/s/ Youval Saly
Youval Saly, Chief Executive Officer